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                              June 25, 2020

       Peter Kolchinsky
       Chief Executive Officer
       Therapeutics Acquisition Corp.
       200 Berkeley Street
       18th Floor
       Boston, MA 02116

                                                        Re: Therapeutics
Acquisition Corp.
                                                            Form S-1
                                                            Filed June 15, 2020
                                                            File No. 333-239196

       Dear Mr. Kolchinsky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Principal Stockholders, page 114

   1. We note your response to comments 5 and 6 of our letter dated June 10, 2020. We note that you removed
disclosure stating that your sponsor will have the right to elect the board prior to your initial
business combination. However, your disclosure still states: "Holders of our public shares
will not have the right to elect any directors to our board of directors prior to our initial
business combination." Please advise who will elect your board of directors between the
time of this offering and a business combination. In this regard, we note disclosure in the
section entitled "Voting rights" on page 19 and on page 120 of your filing that you are
required by Delaware law to hold an annual meeting of stockholders to
 Peter Kolchinsky
Therapeutics Acquisition Corp.
June 25, 2020
Page 2

      elect directors and that in any matter submitted to a vote, holders of the public shares and the founder shares (or Class A and Class B shares) will vote together as a single class.
Redemption of Public Stockholders' Warrants for shares of Class A Common Stock, page 125

2. We note your response to comment 8 of our letter dated June 10, 2020. Please revise your disclosure and the heading of this section to clarify that warrant holders that do not exercise their warrants during the redemption period will not receive any shares, but instead will only receive $.10 cash per warrant in the redemption. The heading and disclosure currently suggest that warrant holders would receive shares upon redemption.
      Similarly, please revise the disclosure in the section "Redemption procedures and cashless exercise" to clarify that it applies to warrant exercises in connection with the $0.01 redemption, since both the $0.01 and $0.10 redemptions are for cash.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Kolchinsky
                                                            Division of
Corporation Finance
Comapany NameTherapeutics Acquisition Corp.
                                                            Office of Real
Estate & Construction
June 25, 2020 Page 2
cc:       Dan Espinoza, Esq.
FirstName LastName